UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(A)

                                (AMENDMENT NO. 3)

                                SYNTELLECT INC.
                                ----------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                  87161-L-10-5
                                  ------------
                                 (CUSIP Number)

                               MR. GEOFFREY NIXON
                            C/O MCM ASSOCIATES, LTD.
                         11 WEST 42ND STREET, 19TH FLOOR
                            NEW YORK, NEW YORK 10036
                                 (212) 782-0207
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With copies to:
                            CLIFFORD E. NEIMETH, ESQ.
                            ANTHONY J. MARSICO, ESQ.
                             GREENBERG TRAURIG, LLP
                              THE METLIFE BUILDING
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                  APRIL 3, 2002
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(E), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 18 pages)
----------------

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 87161-l-10-5                  13D                         PAGE 2 of 18

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION N0. OF ABOVE PERSON (entities only)

            Geoffrey Nixon
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) | |
                                                            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            New Zealand

--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,052,520 (See Item 5)
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       -0- (See Item 5)
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,157,920 (See Item 5)
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,157,920 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*                                             | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.2% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

CUSIP NO. 87161-l-10-5                  13D                         PAGE 3 of 18

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION N0. OF ABOVE PERSON (entities only)

            Mission Partners, L.P. (EIN#33-0569956)
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) | |
                                                            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        529,600 (See Item 5)
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       -0- (See Item 5)
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        529,600 (See Item 5)
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            529,600 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*                                             | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

CUSIP NO. 87161-l-10-5                  13D                         PAGE 4 of 18

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION N0. OF ABOVE PERSON (entities only)

            Liberty Nominees Limited (EIN# N/A)
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) | |
                                                            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            New Zealand

--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        105,400 (See Item 5)
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       -0- (See Item 5)
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        -0- (See Item 5)
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            105,400 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*                                             | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.9% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

CUSIP NO. 87161-l-10-5                  13D                         PAGE 5 of 18

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION N0. OF ABOVE PERSON (entities only)

            Horizon Offshore, Ltd. (EIN# N/A)
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) | |
                                                            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        34,400 (See Item 5)
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       -0- (See Item 5)
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        34,400 (See Item 5)
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            34,400 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*                                             | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.3% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

CUSIP NO. 87161-l-10-5                  13D                         PAGE 6 of 18

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION N0. OF ABOVE PERSON (entities only)

            Mayfair Capital Fund, L.P. (EIN#13-4024777)
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) | |
                                                            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        467,500 (See Item 5)
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       -0- (See Item 5)
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        467,500 (See Item 5)
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            467,500 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*                                             | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.1% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

CUSIP NO. 87161-l-10-5                  13D                         PAGE 7 of 18

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION N0. OF ABOVE PERSON (entities only)

            MCM Associates, Ltd. (EIN#33-0562278)
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) | |
                                                            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        574,000 (See Item 5)
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       -0- (See Item 5)
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        679,400 (See Item 5)
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            679,400 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*                                             | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

CUSIP NO. 87161-l-10-5                  13D                         PAGE 8 of 18

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION N0. OF ABOVE PERSON (entities only)

            MCM Profit Sharing Plan - DLJSC-Custodian FBO Geoffrey Nixon TTEE
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) | |
                                                            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York

--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        10,000 (See Item 5)
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       -0- (See Item 5)
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        10,000 (See Item 5)
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,000 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*                                             | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.9% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            EP
--------------------------------------------------------------------------------

CUSIP NO. 87161-l-10-5                  13D                         PAGE 9 of 18

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION N0. OF ABOVE PERSON (entities only)

            MCM Capital Management, LLC
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) | |
                                                            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        467,500 (See Item 5)
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       -0- (See Item 5)
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        467,500 (See Item 5)
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            467,500 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*                                             | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.1% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

CUSIP NO. 87161-l-10-5                  13D                        PAGE 10 of 18


      This Amendment No. 3 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission") on August 6, 2001 by Geoffrey Nixon, Mission Partners, L.P., Liberty Nominees Limited, Horizon Offshore, Ltd., U.S. Equity Investment L.P., Mayfair Capital Fund, L.P., MCM Associates, Ltd. and MCM Profit Sharing Plan-DLJSC-Custodian FBO Geoffrey Nixon TTEE (collectively, the "Original Reporting Persons"), as previously amended by Amendment No. 1 thereto, filed on August 30, 2001, and Amendment No. 2 thereto, filed with the Commission on January 10, 2002. In addition to the Original Reporting Persons, this Amendment is filed by and on behalf of MCM Capital Management, LLC (together with the Original Reporting Persons but excluding U.S. Equity Investment L.P., the "Reporting Persons").

ITEM 1.     SECURITY AND ISSUER

      The class of equity securities to which this Statement of Beneficial Ownership on Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Syntellect Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 16610 North Black Canyon Highway, Phoenix, Arizona 85053.

ITEM 2.        IDENTITY AND BACKGROUND

      (a) This Statement is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The names and jurisdictions of organization, if applicable, of the Reporting Persons are:

          (i)    Geoffrey Nixon ("Nixon").

          (ii)   Mission Partners, L.P., a Delaware limited partnership
                 ("Mission").

          (iii) Liberty Nominees Limited, a New Zealand nominee company ("Liberty").

          (iv)   Horizon Offshore, Ltd., a Cayman Islands corporation
                 ("Horizon").

          (v) Mayfair Capital Fund, L.P., a Delaware limited partnership ("Mayfair").

          (vi)   MCM Associates, Ltd., a Delaware corporation ("MCM").

          (vii) MCM Profit Sharing Plan-DLJSC-Custodian FBO Geoffrey Nixon TTEE, a New York profit sharing plan ("PSP").

          (viii) MCM Capital Management, LLC, a Delaware limited liability company ("MCM LLC").

      Nixon is (A) the president, sole director and sole stockholder of MCM, (B) the sole manager and principal member of MCM LLC, (C) the sole trustee and beneficiary of PSP and (D) a director of Horizon.

      MCM is (A) the sole general partner of Mission, (B) the investment manager and administrator of Horizon, and (C) the investment manager of Liberty.

      MCM LLC is the sole general partner of Mayfair.

      The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit 3 (which is incorporated herein by reference). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

      (b) The business address, or principal offices, of the Reporting Persons are:

CUSIP NO. 87161-l-10-5                  13D                        PAGE 11 of 18


          (i)   Geoffrey Nixon
                11 West 42nd Street, 19th Floor
                New York, New York 10036

          (ii)  Mission Partners, L.P.
                11 West 42nd Street, 19th Floor
                New York, New York 10036

          (iii) Liberty Nominees Limited
                P.O. Box 10-246
                Wellington, New Zealand

          (iv)  Horizon Offshore, Ltd.
                c/o International Management Services,
                    Limited Harbour Centre
                North Church Street
                P.O. Box 616
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

          (v)   Mayfair Capital Fund, L.P.
                11 West 42nd Street, 19th Floor
                New York, New York 10036

          (vi)  MCM Associates Ltd.
                11 West 42nd Street, 19th Floor
                New York, New York 10036

          (vii) MCM Profit Sharing Plan-DLJSC-Custodian FBO Geoffrey Nixon TTEE 11 West 42nd Street, 19th Floor
                New York, New York 10036

         (viii) MCM Capital Management, LLC
                11 West 42nd Street, 19th Floor
                New York, New York 10036

      (c) The principal occupation of the natural person, and the principal business of the other persons, that are Reporting Persons are:

          (i)    Nixon is principally employed as the president of MCM.

          (ii) Mission is engaged in maintaining funds for the purpose of making equity and related derivative investments.

          (iii) Liberty is engaged in holding, as nominee, funds on behalf of clients in a pooled account for the purpose of investing in U.S. small-cap stocks on a hedged basis.

          (iv) Horizon is engaged in maintaining funds for the purpose of making equity and related derivative investments.

          (v) Mayfair is engaged in maintaining funds for the purpose of making equity and related derivative investments.

          (vi)   MCM is engaged in the business of managing investment funds.

CUSIP NO. 87161-l-10-5                  13D                        PAGE 12 of 18


          (vii)  PSP is a profit sharing plan for the benefit of Nixon.

          (viii) MCM LLC is engaged in the business of managing investment funds.

      (d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any other persons required to be identified in this Item 2 pursuant to Instruction C of Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any other persons required to be identified in this Item 2 pursuant to Instruction C of Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The citizenship of each of the Reporting Persons who is an individual is of New Zealand.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      Although no precise estimate can be made at the present time, the Reporting Persons currently estimate that the total expenditures relating to the proxy solicitation described in the response to Item 4 hereof that may be incurred by the Reporting Persons in the aggregate will be approximately $100,000, of which approximately $60,000 has been incurred to date. These transaction fees and expenses will be financed from MCM's working capital.

      Except as otherwise set forth herein, as of the date of this Amendment, the Reporting Persons have not paid any funds or other consideration for purchases of Common Stock, in connection with the proxy solicitation described in the response to Item 4.

      MCM intends to seek reimbursement from the Company for those expenses incurred by it in connection with the solicitation described in the response to
Item 4, if the Reporting Persons' director-nominee is elected to the board of directors of the Company (the "Board of Directors" or "Board"), but does not intend to submit the question of such reimbursement to a vote of the Company's stockholders.

      The information set forth in the response to Item 4 of this Amendment is hereby incorporated in this response to Item 3 by reference.

ITEM 4. PURPOSE OF TRANSACTION.

      From time to time since 1998, the Reporting Persons have acquired beneficial ownership of Common Stock in the ordinary course of business for investment purposes and have held such shares in such capacity. On March 13, 2000, the Original Reporting Persons filed with the Commission a joint Statement of Beneficial Ownership on Schedule 13G, which was amended by Amendment No. 1 filed with the Commission on February 14, 2001.

      By letter dated August 2, 2001, MCM advised that it intended to publicly report a change in its "passive" investment status by filing with the Company a joint statement of beneficial ownership on Schedule 13D. On August 6, 2001, MCM, together with the other Original Reporting Persons, filed with the Comission a Statement of Beneficial Ownership on Schedule 13D, in which MCM stated that its July 17, 2001 purchase was based on a continuing evaluation of the Company by MCM and was acquired for investment purposes only. Such statement on Schedule 13D also stated that subsequent to such purchase, MCM determined that it would consider submitting one or more stockholder proposals to the Company, including, but not limited to, recommending one of the Original Reporting Persons or one of their representatives to serve on the Company's Board of Directors, changing the composition of the Board of Directors so that the

CUSIP NO. 87161-l-10-5                  13D                        PAGE 13 of 18


Board would include members with additional industry experience and more diverse backgrounds, and/or expanding the size of the Board.

      By letter dated August 28, 2001, MCM made a formal request to the Company to (i) increase the size of the Board of Directors from four to six members,
(ii) add at least two industry representatives to the Board and (iii) add one MCM nominee to the Board. With respect to the first two requests, MCM stated that it expected such requests to be met no later than November 30, 2001. With respect to its request to add an MCM nominee to the Board, MCM requested that the matter be decided at the next Board meeting. The letter dated August 28, 2001 from MCM to the Company is filed as Exhibit 1 to the Schedule 13D and is incorporated in this response to Item 4 in its entirety.

      On September 24, 2001, the Company announced that it had added two outside directors to the Board of Directors. By letter dated October 30, 2001, the Company invited Geoffrey Nixon, as a representative of MCM, to address the Board of Directors by telephone at the conclusion of its Board meeting scheduled for November 13, 2001. On November 13, 2001, Mr. Nixon addressed the Board by telephone and articulated MCM's request to add an MCM nominee to the Board of Directors.

      On January 9, 2002, MCM delivered to the Company a letter proposing Camille Jayne as a director-nominee for election at the Company's 2002 Annual Meeting of Stockholders. The letter and nomination request was delivered to the Company in accordance with the Company's by-laws. Timothy P. Vatuone, the Company's Corporate Secretary confirmed verbally to MCM's legal representative and to Mr. Nixon that the nomination was timely and satisfied the requirements of the Company's by-laws. The Company subsequently informed MCM that it did not intend to include Ms. Jayne's name as a director-nominee in the Company's 2002 proxy statement or on the accompanying proxy card and, accordingly, rejected MCM's nomination request. The Company did not provide a reason for such refusal. Consequently, so that all stockholders would have the opportunity to vote for Camille Jayne, MCM decided to file its own proxy statement in opposition to one of the Company's director-nominees whose term is scheduled to expire at the Company's 2002 Annual Meeting of Stockholders and determined to take all requisite lawful action to solicit votes from the Company's stockholders to elect at the Company's 2002 Annual Meeting of Stockholders Ms. Camille Jayne as an outside director to serve in such capacity for a three-year term expiring at the Company's 2005 Annual Meeting of Stockholders. The letter dated January 9, 2002 from MCM to the Company is filed as Exhibit 2 to Amendment No. 2 to the
Schedule 13D filed with the Commission on January 10, 2002, and is incorporated in this response to Item 4 in its entirety.

      On or about March 8, 2002, Mr. Nixon, on behalf of Mission, telephoned Mr. Vatuone, inquiring about management's willingness to nominate, include in management's proxy statement and recommend Ms. Camille Jayne for election at the 2002 Annual Meeting of Stockholders (the "Annual Meeting"). A discussion relating to the Company's operations and its financial condition ensued and at the end of the telephone call Mr. Vatuone indicated that he would speak with management and contact Mr. Nixon with management's decision regarding the nomination of Ms. Jayne. There has been no further communication between any representatives of the Company and any or their representatives. On April 3, 2002, the Reporting Persons filed preliminary proxy materials (the "Preliminary Proxy Materials") with the Commission to solicit proxies to be used at the Annual Meeting to vote for the election of the Reporting Persons' nominee, in opposition of management's nominee, Mr. William Conlin. By letter dated April 3, 2002, MCM advised the Company that the Reporting Persons filed the Preliminary Proxy Materials with the Commission and reminded the Company that pursuant to Rule 14a-6(a) under the Exchange Act, the exclusion from the Company's obligation to file with the Commission preliminary proxy materials in connection with the Annual Meeting would not be available to the Company if it comments upon or refers to the Reporting Persons' opposition solicitation or to the Preliminary Proxy Materials in its proxy material. The letter dated April 3, 2002 from MCM to the Company is filed as Exhibit 4 herewith and is incorporated in this response to Item 4 in its entirety.

      The Reporting Persons are concerned about the Company's history of losses from operations, working capital deficiency and declining stockholders' equity, and believes that management and the Company's current Board of Directors need to be more proactive in seeking means and undertaking transactions to enhance stockholder value and improve the Company's operations and overall financial condition. The report dated February 5, 2002 of KPMG LLP, the Company's independent auditors, with respect to the Company's financial statements contained in


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CUSIP NO. 87161-l-10-5                  13D                        PAGE 14 of 18


its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 "raises substantial doubt" about the Company's "ability to continue as a going concern." The Reporting Persons are soliciting proxies to elect Ms. Jayne to serve as an outside director on the Company's Board because they believe she is an innovative corporate strategist and is committed to enhancing stockholder value. The Reporting Persons believe that the Company's Board could benefit from her skills, experience and objective insight. Moreover, it is the Reporting Persons' intention that, if elected, Ms. Jayne would work together with the Company's management and the other members of the Board to propose and consider strategic options aimed at improving the Company's operations and overall financial condition. If elected at the Annual Meeting, Ms. Jayne would serve for a term of three years, expiring at the 2005 Annual Meeting of Stockholders, and receive only such compensation and benefits that is payable and made available to all directors of the Company.

      Ms. Jayne has consented to serve as a director of the Company, if elected, and to be named as the Reporting Persons' director-nominee in the Preliminary Proxy Materials and in all other proxy soliciting materials the Reporting Persons may file with the Commission and distribute to the Company's stockholders. Based on her professional and personal qualifications, the Reporting Persons believe that Ms. Jayne is qualified to serve as a director of the Company and that she will properly and dutifully represent the interests of all stockholders of the Company.

      If Ms. Jayne is elected to the Company's Board of Directors, however, she would constitute only one of the six members of the Board. Accordingly, she would not be in a position, without the support of at least three or more of the incumbent members of the Board, to cause any Board action to be taken, including any formal resolution to explore and undertake strategic transactions to enhance stockholder value, and the Reporting Persons cannot provide any assurance that the incumbent members of the Board of Directors would vote with Ms. Jayne on any specific matter, including any extraordinary corporate transaction involving the Company's business, assets or securities (whether or not involving a change-in-control).

      On April 4, 2002, the Reporting Persons transmitted by facsimile, messenger and certified mail (return receipt requested) requests for the Company's stockholder lists and ledgers pursuant to applicable federal and state law. The letters dated April 4, 2002 from Mission to the Company, filed herewith as Exhibits 5 and 6, are hereby incorporated herein by reference in their entirety.

      The Reporting Persons intend to continue to monitor the financial, operating and other developments at the Company and reserve the right, in accordance with applicable law and the Company's organizational instruments, in connection with the Annual Meeting and at any subsequent meetings of the Company's stockholders, to proffer additional or different stockholder proposals, urge stockholders to withhold votes from one or more of management's nominees for election as directors and/or nominate insurgent candidates for election to the Company's board of directors, and engage in the solicitation of proxies with respect thereto.

      In addition, subject to applicable law, the Reporting Persons reserve the right, from time to time, to propose and/or undertake strategic and financial courses of action with respect to their investments in the Company, and the Reporting Persons hereby further reserve the right, subject to applicable law, directly or indirectly (in a single transaction or in a series of related transactions) (i) to seek to enhance or maximize the value of their investment and of the Common Stock (whether or not as members of a "group", in concert with other beneficial owners of shares, or otherwise), (ii) to acquire, at any time and from time to time, beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions, or otherwise, (iii) to dispose, at any time and from time to time, of all or a portion of their shares,
(iv) to take at any time and from time to time all such other lawful actions which may involve one or more of the types of transactions or have one or more of the results or effects described in Item 4 of this Amendment, or (v) to change their intentions with respect to any or all of the matters referred to in this Item 4 (including, without limitation, actions and transactions designed to acquire or sell control of the Company and/or change the composition of the company's management and the Board of Directors). The Reporting Persons' decisions and actions with respect to the foregoing would depend upon a variety of factors, including, but not limited to, market activity in the shares, an evaluation of the Company's business, operations, financial condition and prospects, prevailing market and economic conditions,


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CUSIP NO. 87161-l-10-5                  13D                        PAGE 15 of 18


conditions specifically affecting the Reporting Persons, and other actions which the Reporting Persons may deem relevant to their investment decisions from time to time.

      Except as expressly set forth herein, no Reporting Person has any present arrangement, understanding, plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) - (c) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,157,920 shares of Common Stock, constituting approximately 10.2% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,330,515 shares outstanding on March 21, 2002, as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Reporting Persons listed:

                                                               APPROXIMATE
                                   NUMBER OF                  PERCENTAGE OF
                  NAME              SHARES                OUTSTANDING SHARES
                  ----           ------------             ------------------
                 Nixon                1,020               Less than 0.1%
                Mission             529,600                         4.7%
                Liberty             105,400                         1.0%
                Horizon              34,400                         0.3%
                Mayfair             467,500                         4.1%
                  MCM                10,000                         1.0%
                  PSP                10,000                         1.0%

      MCM is the sole general partner of Mission and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Act) of the shares of Common Stock that Mission may be deemed to beneficially own. MCM, as the sole general partner of Mission, has the sole power to direct the voting and disposition of the shares of Common Stock that Mission may be deemed to beneficially own.

      MCM is the sole investment manager of Liberty and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Act) of the shares of Common Stock that Liberty may be deemed to beneficially own. MCM, as the sole investment manager of Liberty, has the sole power to direct the disposition of the shares of Common Stock that Liberty may be deemed to beneficially own.

      MCM is the sole investment manager and administrator of Horizon and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Act) of the shares of Common Stock that Horizon may be deemed to beneficially own. MCM, as the sole investment manager of Horizon, has the sole power to direct the voting and disposition of the shares of Common Stock that Horizon may be deemed to beneficially own directly.

      MCM LLC is the sole general partner of Mayfair and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Mayfair may be deemed to beneficially own. MCM LLC, as the sole general partner of Mayfair, has the sole power to direct the voting and disposition of the shares of Common Stock that Mayfair beneficially owns.

      Nixon has the sole power to direct the voting and disposition of the shares of Common Stock he beneficially owns.

      Nixon is the president, sole director and sole stockholder of MCM and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that MCM may be deemed to beneficially own. Nixon, as the president, sole director and sole

CUSIP NO. 87161-l-10-5                  13D                        PAGE 16 of 18


stockholder of MCM, has the sole power to direct the voting and disposition of the shares of Common Stock that MCM beneficially owns.

      Nixon is the sole manager and principal member of MCM LLC and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that MCM LLC may be deemed to beneficially own.

      Nixon is the sole trustee and beneficiary of PSP and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that PSP may be deemed to beneficially own. Nixon, as the sole trustee and beneficiary of PSP, has the sole power to direct the voting and disposition of the shares of Common Stock that PSP beneficially owns.

      To the best knowledge of the Reporting Persons, except as described in this Amendment, none of the Reporting Persons, any person in control (ultimately or otherwise) of the Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Persons, any person in control of the Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Reporting Persons; and such Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

      Beneficial ownership of shares of Common Stock shown on the cover pages of this Amendment for each of the Reporting Persons assumes that the Reporting Persons have not formed a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,157,920 shares of Common Stock, constituting approximately 10.2% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,330,515 shares outstanding on March 21, 2002, as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

      (d) No person other than each Reporting Person has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock held directly by each respective Reporting Person or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

      Each of the Original Reporting Persons is a party to a Joint Filing Agreement, dated as of March 9, 2000, pursuant to which the parties agreed to jointly file a Schedule 13G and any and all amendments and supplements thereto with the Commission.

      Each of the Reporting Persons is a party to a Joint Filing Agreement, dated April 5, 2002 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Amendment to the Schedule 13D and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 3 and is incorporated in this response to
Item 6 in its entirety.

      The response to Item 4 and the response to Item 5 are incorporated in this response to Item 6 in their entirety.

      Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contract, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's


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CUSIP NO. 87161-l-10-5                  13D                        PAGE 17 of 18


fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

ITEM  7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Letter dated August 28, 2001 from MCM to the Company, incorporated by reference to Amendment No. 1 to the Schedule 13D filed with the Commission on August 30, 2001.

Exhibit 2 Letter dated January 9, 2002 from MCM to the Company, incorporated by reference to Amendment No. 2 to the Schedule 13D filed with the Commission on January 10, 2002.

Exhibit 3 Joint Filing Agreement, dated April 5, 2002, among Nixon, Mission, Horizon, Mayfair, MCM PSP, MCM LLC and Liberty.

Exhibit 4      Letter dated April 3, 2002 from MCM to the Company.

Exhibit 5 Letter dated April 4, 2002 from Mission to the Company (demanding stockholder lists under Delaware General Corporation Law Section 220).

Exhibit 6 Letter dated April 4, 2002 from Mission to the Company (notification pursuant to Rule 14a-7 under the Exchange Act).


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CUSIP NO. 87161-l-10-5                  13D                        PAGE 18 of 18


                                   SIGNATURE

      After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: April 5, 2002

                                   /s/ Geoffrey Nixon
                                   --------------------------------
                                   GEOFFREY NIXON

                                   MISSION PARTNERS, L.P.
                                   By:  MCM Associates, Ltd., General Partner

                                   By: /s/ Geoffrey Nixon
                                       --------------------------------
                                       Geoffrey Nixon, President

                                   LIBERTY NOMINEES LIMTED
                                   By:  MCM Associates, Ltd., General Partner

                                   By: /s/ Geoffrey Nixon
                                       --------------------------------
                                       Geoffrey Nixon, President

                                   HORIZON OFFSHORE, LTD.

                                   By: /s/ Geoffrey Nixon
                                       --------------------------------
                                       Geoffrey Nixon, Director

                                   MAYFAIR CAPITAL FUND, L.P.
                                   By:  MCM Capital Management, LLC., General
                                   Partner

                                   By: /s/ Geoffrey Nixon
                                       --------------------------------
                                       Geoffrey Nixon, Manager

                                   MCM ASOOCIATES, LTD.
                                   By:  Manager

                                   By: /s/ Geoffrey Nixon
                                       --------------------------------
                                       Geoffrey Nixon, President

                                   MCM PROFIT SHARING PLAN DLJSC-CUSTODIAN FBO
                                   Geoffrey Nixon TTEE

                                   By: /s/ Geoffrey Nixon
                                       --------------------------------
                                       Geoffrey Nixon, Trustee

                                   MCM CAPITAL MANAGEMENT, LLC

                                   By: /s/ Geoffrey Nixon
                                       --------------------------------
                                       Geoffrey Nixon, Sole Manager